Via Facsimile and U.S. Mail
Mail Stop 6010

August 25, 2008

Haresh Sheth
Chief Financial Officer
Assured Pharmacy, Inc.
17935 Sky Park Circle, Suite F
Irvine, CA 92624

Re: Assured Pharmacy, Inc.
    Form 10-Q for the Quarterly Period Ended March 31, 2008
    Form 10-Q for the Quarterly Period Ended June 30, 2008
    File Number: 000-33165

Dear Mr. Sheth:

We have reviewed your filings and have the following comment. We have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where the comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Forms 10-Q for March 31, 2008 and June 30, 2008

Exhibits 31.1 and 31.2

1. Please revise these certifications to include the entire introductory language of paragraph 4 which also addresses your officers' responsibility for establishing and maintaining internal control over financial reporting.

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comment. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Don Abbott, Review Accountant, at (202) 551-3608 if you have any questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant